EXHIBIT 5.1

OPINION AND CONSENT OF ROPES & GRAY LLP

June 25, 2013

Ropes & Gray LLP

Zoetis Inc.

100 Campus Drive

Florham Park NJ 07932

Ladies and Gentlemen:

This opinion letter is furnished to you in connection with the registration statement on Form S-8 (the “Registration Statement”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, for the registration of (i) 5,000,000 shares of common stock, $0.01 par value (the “Shares”), of Zoetis Inc., a Delaware corporation (the “Company”) issuable under the Zoetis Inc. Savings Plan (the “Savings Plan”), (ii) $5,000,000 in deferred compensation obligations of the Company (the “Director Plan Obligations”) under the Zoetis Inc. Non-Employee Director Deferred Compensation Plan (the “Director Plan”) and (iii) $50,000,000 in deferred compensation obligations of the Company (the “Supplemental Savings Plan Obligations” and together with the Director Plan Obligations, the “Obligations”) under the Zoetis Supplemental Savings Plan (“Supplemental Savings Plan”).

We are familiar with the actions taken by the Company in connection with the adoption of the Savings Plan, Director Plan and Supplemental Savings Plan. For purposes of our opinion, we have examined such certificates, documents and records and have made such investigation of fact and such examination of law as we have deemed appropriate in order to enable us to render the opinions set forth herein. In conducting such investigation, we have relied, without independent verification, upon certificates of officers of the Company, public officials and other appropriate persons. The opinions expressed below are limited to the Delaware General Corporation Law, including the applicable provisions of the Delaware Constitution and the reported cases interpreting those laws and the laws of the State of Delaware.

Based on the foregoing, we are of the opinion that (1) the Shares have been duly authorized and, when the Shares have been issued and sold in accordance with the terms of the Savings Plan, the Shares will be validly issued, fully paid and nonassessable; (2) the Director Plan Obligations, when established pursuant to the terms of the Director Plan, will be valid and binding obligations of the Company, enforceable against the Company in accordance with their terms and the terms of the Director Plan; and (3) the Supplemental Savings Plan Obligations, when established pursuant to the terms of the Supplemental Savings Plan, will be valid and binding obligations of the Company, enforceable against the Company in accordance with their terms and the terms of the Supplemental Savings Plan.

Our opinions set forth above are subject to (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws of general application affecting the rights and remedies of creditors and secured parties and (ii) general principles of equity.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. Our consent shall not be deemed an admission that we are experts whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP